5950 Sherry Lane
Suite 700
Dallas, Texas 75225

December 8, 2016
VIA EDGAR AND FEDEX
Wilson K. Lee
Senior Staff Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tier REIT, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 16, 2016
Form 8-K
Filed November 9, 2016
File No. 001-37512

Dear Mr. Lee:
This letter is submitted on behalf of TIER REIT, Inc. (the “Company”) in response to comments of the staff of the Office of Real Estate and Commodities (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 8-K dated November 9, 2016, filed with the Commission on November 9, 2016, as set forth in your letter, dated December 7, 2016, to James E. Sharp, Chief Accounting Officer of the Company (the “Comment Letter”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in italics prior to the Company’s response.
Form 8‑K filed November 9, 2016
Exhibit 99.2
1.    We note that guidance provided is comprised mainly of Non-GAAP information. Please revise future filings to include equivalent GAAP guidance with equal or greater prominence. Reference is made to Item 10(e)(1)(i)(A) of Regulation S-K.

Wilson K. Lee
Securities and Exchange Commission
December 8, 2016

Response to Comment No. 1:
The Company confirms that in its future filings that provide non-GAAP guidance, it will include equivalent GAAP guidance with equal or greater prominence.

2.    Given that NOI is a Non-GAAP measure, please revise your label for Same Store GAAP NOI growth to simply Same Store NOI growth in future filings.
Response to Comment No. 2:
The Company confirms that it will revise its label for Same Store GAAP NOI growth to simply Same Store NOI growth in future filings.
* * *
Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 972-483-2450, or by e-mail at jsharp@tierreit.com.

Sincerely,

/s/ James E. Sharp
James E. Sharp
Chief Accounting Officer and Executive Vice President

cc:	Dallas E. Lucas
Telisa Webb Schelin
TIER REIT, Inc.
John T. Haggerty
Scott C. Chase
Goodwin Procter LLP